Alon Blue Square Israel Ltd.

Monitoring Report ו May 2015

Contacts:

Liat Kadish, CPA, Team Leader

liatk@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance

i.sigal@midroog.co.il

Alon Blue Square Israel Ltd.

Series Rating	Baa2	Credit review

Midroog announces a downgrade of Series C bonds issued by Alon Blue Square Israel Ltd. (“Alon Blue Square” or the "Company” or the "Group") from Baa1 to Baa2, and is keeping the rating under Credit Review, with uncertain ramifications.

Following is a breakdown of the bond series in circulation issued by the Company and rated by Midroog*:

Bond Series	Security No.	Original Date of Issue	Fixed Annual Coupon	Linkage	Book Value of Bond Balance on December. 30, 2014 (NIS M)	Remainder of Bond Repayment Years
C	1121334	Oct. 2010	2.50%	CPI	364.5	2015-2022

* As of the date of this report, the Company had repaid the outstanding commercial paper (CP) it had issued.

The present downgrade, following the previous downgrade and placing the rating at Credit Review follows recent developments that Midroog believes will adversely affect the Company's risk level. The aforementioned developments have caused the Company's financial flexibility to erode beyond our previous estimates. On April 30, 2015, with the publication of its Annual Report, the Company announced the first provision of a comfort letter by Alon Blue Square in favor of Mega Retail Ltd. ("Mega" – a fully-owned subsidiary) totaling NIS 240 million. The comfort letter was provided to assist Mege Retail if peak temporary liquidity needs arise. In our opinion, as of the date of this report, Mega does not possess available binding credit facilities, so the Company's debt service is heavily based on support from Alon Blue Square. That said, following management changes at the company, the company declared a recovery plan at Mega Retail, including optimization of wage and administration costs, cutting advertising budgets, reducing its investment plans and considering the sale of additional losses stores. Mega has been hurting in recent years from weakness in the food market, intense competition that affected mainly income per square meter, and productivity per worker. Also, Mega invested heavily in store conversions and format changes. Midroog estimates that Mega still has branches that are losing money, which weigh on its operations. Furthermore, the subsidiary Eden Teva Market (51% owned by Mega) still present operate losses which has negative influence on Mega Retail results and financial strength.

In our opinion, execution of the recovery plan will require a great deal of management input, and depends on exogenous factors as well, while Improving Mega's business positioning and brand strength continues to pose a real challenge. It should also be mentioned that Mega's CEO had announced his resignation.

Alon Blue Square holdings in Blue Square Real Estate Ltd. ("Blue Square Real Estate") and Dor Alon Energy in Israel (1988) Ltd. ("Dor Alon") continue to be a relative strength of the Company and have a positive effect on its financial flexibility. Alon Blue Square is relying on the liquidity of the aforementioned holdings, high control rates, absence of specific pledges on assets, and absence of financial covenants. Some of described above flexibility was recently used (by way of selling assets and increasing dividends), and the continued utilization of the Company's financial flexibility adds an element of uncertainty with regards to the future structure of the Group.

The Company presented us with a number of sources of financial flexibility to support Mega Retail, as necessary. These sources constitute in part exploitation of financial flexibility that we had thought it to have, and in part, constitute sources that had not been examined before and which could strengthen the Company's equity, though there is no great certainty about them at this stage. In our opinion, at this stage, it is difficult to assess the chances of that happening, or the time it would take to consummate the move.

The Company's liquidity has weakened and is now relying on the one hand on its relatively high cash balances originating, inter alia, from the recent sale of Blue Square Real Estate shares held by the Company, relatively comfortable repayment schedule and anticipated dividends from investees. On the other hand, anticipated support to Mega, administration costs, and expected negative cash flow of the non-food segment and "Youphone" operations negatively effects on the Company's liquidity.

Retention of the rating on Credit Watch with uncertain ramifications is due to different scenarios presented to us, so that the uncertainty surrounding them may clear in the near future. Thus, Improvement or stabilization of the rating, or the rating outlook, would be possible in the event of reduced exposure to Mega and/or a significant strengthening of the Company's equity.

Alon Blue Square Israel Ltd. (Consolidated), Key Financial Figures, in NIS M:

	FY 2014	FY 2013	FY 2012	FY 2011	FY 2010
Revenue	11,061	11,886	12,685	12,346	8,344
Gross profit	2,420	2,574	2,753	2,904	2,286
Operating profit (EBIT)	(40)	101	176	292	243
Net profit (loss)*	(368)	(117)	22	84	62
Gross profit %	21.9%	21.7%	21.7%	23.5%	27.4%

EBIT %	-0.4%	0.8%	1.4%	2.4%	2.9%
EBITDA	239	370	454	566	450
FFO	(18)	114	229	294	280
Paid dividends	0	0	0	75	875
Total assets	8,564	9,163	9,213	9,094	8,770
Liquid financial assets	653	821	587	377	436
Debt	4,982	5,235	5,207	4,955	4,671
Debt, net	4,329	4,413	4,620	4,578	4,235
Equity	1,152	1,485	1,588	1,546	1,582
Equity/total assets	13.4%	16.2%	17.2%	17.0%	18.0%
Debt/CAP	78.8%	77.7%	76.4%	75.6%	74.1%

Alon Blue Square Israel Ltd. – Segment Results, in NIS M1:

	FY 2014	FY 2013	FY 2012	FY 2011	FY 2010
Revenues
Supermarkets	5,443	5,774	6,553	6,724	6,895
Supermarkets – Terminated activity	309	556	0	0	0
Non-food	281	334	321	289	482
Fuel and commerce	4,860	5,141	5,773	5,302	1,153
Real Estate	51	38	31	31	25
Other	117	44	7	0	0
EBIT before other
Supermarkets	(14)	109	126	177	242
Supermarkets – Terminated activity	(69)	(48)	0	0	0
Non-food	11	(10)	-12	-20	-7
Fuel and commerce	121	135	146	174	43
Real Estate	31	19	17	15	-5
Other	(34)	(35)	-34	7	0
No. of branches at period's end
Supermarket branches	197	212	212	211	206
Gas stations and shops	209	202	202	196	188
AM-PM convenience stores	214	209	209	198	177

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1 The profit of the supermarkets segment is presented before lease costs for Blue Square Real Estate and the real estate sector does not include rental income from Alon Blue Square companies. The Others segment consists mainly of Alon Cellular and profits from Diners. As said above, in 2014, the results of the supermarkets segment include nonrecurring gains totaling approximately NIS 54 million.

Key Rating Considerations

The heavy operating loss by the supermarkets segment over the last three years is weighing on the Company's results, and the weakness expected to persist in 2015.

According to Nielsen statistics for February-April 2015, the FMCG market contracted by 2.8% versus the same period of 2014, further to the trend throughout 2014. According to Storenext figures, during 2014, the FMCG market contracted by 1.7% in financial terms, after having grown by 3.0% in the years 2012-2013. In quantitative terms, the market shrank by approximately 0.6%, following contraction of 1.6% in 2013. The conditions in the food market in 2014 served as negative catalysis that pressed on the revenues and profits of the industry's retailers, including because of the intense competition in the industry. We project that the industry's rate of sales will weaken further along 2015.

The food sector in Israel is characterized by relatively steady demand relative to the economic cycle, low entry barriers, low profitability, and relatively little operating flexibility because of the heavy component of fixed costs. In Midroog's opinion, although the food retail segment is defensive, in the near term competition will remain ferocious because of the proliferation of competitors and commercial space. Efficiency measures and the reduction of commercial space that some of the companies in the industry have resorted to, should support higher profitability than achieved in the previous year.

Mega's status in the food retail sector is affected favorably by broad geographical dispersion in central locations, its size advantage vis-à-vis suppliers, and the relatively strong business position of its sub-chain "Mega in the City" in the category of neighborhood groceries. As of the review, about 60% of Mega's branches belonged to the "Mega in the City" sub-chain. Mega's status is oriented unfavorably due to ongoing weakening of the brand, and the difficulty in contending with the other players, given the prevailing level of competition in the industry.

Pursuant to its strategic plan to boost sales per square meter and reposition the heavy-discount chain, during 2014 the Company closed about 20 branches that had been operating at a loss and reduced commercial space by about 50,000m2. The YOU chain, launched during Q413, today counts over 40 branches, most of which were "Mega Bool" stores converted during the last year.

During 2014, Mega revenues (excluding terminated activity) fell by approximately 6%, chiefly due to loss of market share, format conversions and reduction of commercial space. Sales per square meter for the whole Mega chain were relatively steady, mainly due to contraction of commercial space. In assessing the development of results at Mega in the year to come, we assume stagnation in revenues, mainly due to full income generation by the YOU chain branches opening this year, and persisting same-store erosion in the rest of the chain. We assume that revenues per square meter will stay unchanged from 2014.

The 2014 results attest to operating losses (including other amortization and the results of DR baby and Eden Teva Market) of approximately NIS 280 million by Mega Retail, which adds to the roughly NIS 150 million operating loss in the previous year. The Company has indications that the first four months of 2015 attest to more losses. Midroog estimates that the launch of YOU chain faces management and market challenges and its success will need to be further examined, among other, in light of the aforementioned scenarios of possible sell of additional branches or the entire chain.

The subsidiary Eden Teva Market (51% owned by Mega) still present operate losses which has negative influence on Mega Retail results and financial strength.

The Company's management announced a recovery plan that includes, inter alia, cutting wage costs in administration, cutting advertising budgets, lowering the scope of fixed investments and selling branches. The Company is in the process of replacing the management backbone at Mega Retail and Alon Blue Square, in the course of executing its recovery plan.

For 2015, we are revising the forecast for the supermarkets sector downward. We assume gross profitability of about 25% and EBITDA in the range of NIS 100 million, without the recovery plan, and up to NIS 130 million considering partial execution of the recovery plan (before payment of rent to Blue Square Real Estate totaling approximately NIS 130 million). This compares to EBITDA of NIS 80 million for 2014 (excluding losses attributed to terminated activity – EBITDA of NIS 133 million for 2014).

Risk mitigated by stability in fuels activity, solid real estate assets

Dor Alon (78.4%, A3, Stable), another of the Company's material assets, is strongly positioned in the retail fuel sector, with a high 17% share of the Israeli gas stations market, nationwide dispersion of Dor Alon branded stations and Alonit branded convenience stores, and a stable financial profile. The fuels marketing industry is characterized, in our opinion, by moderate business risk. Dor Alon achieves reasonable profitability for the industry, based on the broad retail sector, strong business development of convenience stores, the concession to operate Highway 6, and a relatively lean structure of operating costs. In Midroog's base scenario, we assume that operating profitability will be similar in 2015 to 2014, and that leverage levels will remain the same, mainly due to debt recycling.

Blue Square Real Estate (63.7%, A2-CR) owns a significant extent of widely dispersed real estate assets, most of them solid ones in central locations, and with high occupancy rates (about 98%). Most were bought at historic costs. The greater part of Blue Square Real Estate's rental income comes from Mega branches (mainly Mega in the City) and the two logistics centers, which are leased out to Group companies. These assets are responsible for about 70% of Blue Square Real Estate's NOI flow (as of 31.12.2014). Blue Square Real Estate is expected to complete a number of projects in the years to come, most notably the construction of the Wholesale Market (50%), which should substantially boost its revenues and profits. Significant lease agreements have been signed in advance at many of the projects. In 2014, projects such as Comverse House and the Eyal Logistics Center were completed, and the Givon parking lot is nearing completion. In recent years Blue Square Real Estate was a substantial source of dividends for Alon Blue Square (including a substantial stock buyback), a source for credit, and for financial flexibility to sell assets. All these led to an increase in Blue Square Real Estate's level of leverage in recent years.

Relatively high leverage, relying on ownership of real estate assets and slow coverage ratios, which are affected by the weakness in the Mega segment

The Company's leverage level is roughly unchanged from the corresponding period of last year. The high Group leverage is reflected in a debt/CAP ratio of about 78% as of September 30, 2014, compared with 77% in the last review. We are adjusting the Company's asset value for the economic value of commercial real estate assets owned by Blue Square Real Estate and are also adding assets and net debt for the share (50%) that Blue Square Real Estate owns in the Wholesale Market project. The adjusted economic debt/CAP ratio as of December 31, 2014 was about 72%. The adjusted figures reflect high leverage too, but the level of risk is mitigated by the significant component of real estate assets on the balance sheet.

As profitability continued to weaken in 2014, the Company presents weak adjusted coverage ratios2. The net debt adjusted to EBITDAR coverage ratio was in the range of 7.5-8. The Group's weak FFO, results in especially slow coverage ratios, as measured by adjusted debt to FFOR in the range 12-15. These coverage ratios are likely to remain weak in the foreseeable years ahead. The ratio of EBIT to financing in the Group's consolidated report is very weak, and was merely 0.2 as of December 31, 2014. We expect this ratio to remain low, around 0.5 in the range of the forecast.

Eroding financial flexibility

As of the publish of the annual financial statements, The Company announced the first provision of a comfort letter by Alon Blue Square in favor of Mega totaling NIS 240 million. The comfort letter was provided to assist Mege Retail if peak temporary liquidity needs arise.

In our opinion, as of today, Mega does not possess available binding credit facilities, so the Company's debt service is based on support from Alon Blue Square.

Until now, Alon Blue Square had enjoyed relatively good financial flexibility, relying on the high liquidity of shares it owns, a convenient repayments schedule, control over core holdings, absence of specific pledges on assets, and absence of financial covenants. Today, the challenges Mega faces, the exhaustion of some of the financial flexibility (by way of selling assets and increasing dividends) and the uncertainty have a negative effect on Alon Blue Square' business and financial flexibility.

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2 When studying the coverage ratio, Midroog deducts the debt and cash balances in the books of subsidiary Blue Square Real Estate from the consolidated net debt. In parallel, the remaining debt is adjusted to reflect capitalization of the rental costs the Company pays for assets rented from its subsidiary and from third parties as well. This adjustment is designed to neutralize the influence of the real estate segment on the coverage ratio, for the sake of comparisons.

Our estimate regarding the Company's liquidity ("expanded solo") for 2015, is based on the following major assumptions:

•	Existing cash and marketable securities at the Company's "solo" level in the sum of NIS 250 million as of 31.12.2015. In addition, during 2015, the Company sold shares of Blue Square Real Estate worth approximately NIS 85 million and had repaid the commercial paper (CP) it has issued totaling NIS 120 million.

•	Deficit of approximately NIS 100-150 million in Mega's operation, resulting from debt service requirements, capital expenditures and ongoing negative operating cash flow, which will be funded by discharges according to a comfort letter.

•	Deficit of NIS 45million in respect of the Non-food segment operations, Alon Cellular and the corporate headquarters.

•	Current dividends from Dor Alon and Blue Square Real Estate in 2015, totaling NIS 80 million.

•	Payments on principal and interest amount of approximately NIS 90 million.

•	Midroog assumes repayments of the balance against Blue Square Real Estate at amount NIS 30 million.

Thus, with no assumption regarding capital injection from the Company's parent company, additional sales or debt recycling, excess sources is expected to total in 65 NIS million.

In addition, the Company has outstanding credit facilities under its financial balances deposits agreement with Blue Square Real Estate, totaling about NIS 50 million, and an underwritten facility from a credit card company up to NIS 140 million, relying on broad diversity of customers carrying out credit card transactions. The size of the facility fluctuates during the month depending on clearing cyclicality. As of this date the Company doesn’t have free and committed bank credit facilities.

The parent company, Alon Israel Oil Company Ltd., recently reported selling shares in Alon USA to Delek USA in a transaction that includes a cash consideration in the sum of $200 million and the remaining consideration in Delek USA shares and a seller's loan. The sale and improved liquidity at the parent company could improve the Company's financial flexibility, considering also existing financing against the Company's shares held by the parent company.

Rating Outlook

Factors that could improve the rating and/or the outlook:

•	Improvement in the Supermarket segment, as reflected in revenue growth and an increase in the EBITDA of the segment and of the group as a whole

•	Capital injection to the Company and/or reduced exposure to Mega by means of selling Mega's operations or part of it.

•	Reduction in leverage

Factors that could lower the rating:

•	Erosion in the Company's liquidity

•	Failure to improve Mega's business and financial condition

Rating History

About the Company

Alon Blue Square is a public company listed on the Tel Aviv and New York stock exchanges. The Company is about 72.7% owned by Alon Israel Oil Company Ltd., a private holding company engaged in the retail and energy sectors in Israel and overseas. Ownership of the parent company is shared by Bielsol Investments Ltd., a private company jointly owned by David Weissman and the Biran family, and purchasing cooperative agencies belonging to kibbutzim. The Company operates today through four main subsidiaries: Mega Retail (100% holding), which concentrates the retail food business; BEE Retail (100%), which presently holds about 77.5% of Na'aman Ltd. and 35% of Kfar Hasha'ashuim; Dor Alon (78.4%), which is engaged in marketing and selling fuel in Israel; Blue Square Real Estate (63.7%), which owns real estate properties, most of which are currently leased for the retail activity. The Company also owns a 49% stake in Diners Club Israel Ltd. The chairman of the board of directors is Mr. Amit Ben Yitzhak.

 Related Reports

Alon Blue Square Israel Ltd., Rating Action, March 2015

Alon Blue Square Israel Ltd., Monitoring Report, March 2015

The Retail Sector - Rating Methodology, August 2010

Financial Ratios Adjustment Methodology, November 2010

The reports are published on Midroog's website: www.midroog.co.il.

Date of the report: May 20, 2015

KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No.: CTR040515000M

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